New Providence Acquisition Corp. II

10900 Research Blvd, Suite 160C, PMB 1081

Austin, TX 78759

November 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: James Lopez and Mary Beth Breslin

Re:	New Providence Acquisition Corp. II Registration Statement on Form S-1 File No. 333- 253337

Dear Mr. Lopez and Ms. Breslin,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, New Providence Acquisition Corp. II (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on November 4, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Julian Seiguer, of Kirkland & Ellis LLP, counsel to the Company, at (713) 836-3334, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Gary P. Smith
Gary P. Smith
Chief Executive Officer and Director